UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

THIRD QUARTER 2026 CONSOLIDATED RESULTS CONTACT INFORMATION Investor Relations Claudio Las Heras / clasheras@ccu.cl Felipe Gómez-Barris / fgomezbarm@ccu.cl investor@ccuinvestor.com Media Barbara Wolff / bwolff@ccu.cl Renata Robbio / rrobbio@ccu.cl Web pages www.ccu.cl / www.ccuinvestor.com

THIRD QUARTER 2026 CONSOLIDATED RESULTS

Kem
Heineken
mas
CITRUS
AMSTEL
LAGER
ROYAL
PEPSI
CRISTAL
GATORADE
ZERO
Watts
0%
NARANJA
Manantial
cachantun
ANDINA
DORADA
Schneider
GIN KANTAL

CONTACT INFORMATION

Investor Relations

Claudio Las Heras / clasheras@ccu.cl

Felipe Gómez-Barris / fgomezbarm@ccu.cl

investor@ccuinvestor.com

Media

Barbara Wolff / bwolff@ccu.cl

Renata Robbio / rrobbio@ccu.cl

Web pages

www.ccu.cl / www.ccuinvestor.com

3Q26 PRESS RELEASE

EXECUTIVE SUMMARY

Santiago, Chile, November 3, 2026 – CCU announced today its consolidated financial and operating results1,2 for the third quarter of 2026 (3Q26), which ended September 30, 2026.

•	Consolidated Volumes increased 4.4%. Volume performance per Operating segment was as follows:
o	Chile 5.0%
o	International Business 4.4%
o	Wine 4.9%
•	Net sales were up 15.5%
•	Direct profit expanded 16.8%
•	EBITDA reached CLP 83,488 million, a 13.4% increase. The performance per Operating segment was as follows:
o	Chile 16.3%
o	International Business 74.1%
o	Wine (35.5)%
•	Net income recorded a gain of CLP 16,271 million, versus a gain of CLP 15,496 million in 3Q25
•	Earnings per share reached a gain of CLP 44.0 per share

Key figures	3Q26	3Q25	Δ % / bps	YTD26	YTD25	Δ % / bps
(In ThHL or CLP million unless stated otherwise)
Volumes	8,441	8,086	4.4	25,796	25,365	1.7
Net sales	760,388	658,628	15.5	2,187,705	2,056,212	6.4
Direct profit	432,801	370,446	16.8	1,261,545	1,180,076	6.9
Total expenses	(394,390)	(332,944)	18.5	(1,140,226)	(1,070,038)	6.6
EBIT	38,512	36,392	5.8	120,848	110,936	8.9
EBITDA	83,488	73,635	13.4	246,722	225,007	9.7
EBITDA margin %	11.0	11.2	(20) bps	11.3	10.9	33 bps
Net income	16,271	15,496	5.0	49,415	62,056	(20.4)
Earnings per share (CLP)	44.0	41.9	5.0	133.7	167.9	(20.4)

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 3Q26 compared to 3Q25, unless otherwise stated.

3Q26 PRESS RELEASE

COMMENTS FROM THE CEO

In the third quarter, we delivered higher financial results and continued to strengthen our regional competitive position under our new strategy “Vamos por Más” and its “FAST” framework, which entails increasing our Focus on the business, act with greater Agility, boost operational Synergies, and accelerate our Transformation.

Overall performance in the quarter was sustained by 15.5% increase in Net sales, based on consolidated volumes growing 4.4%, with all Operating segments expanding mid-single-digits, and active revenue growth management. In addition, we delivered efficiency gains in key areas of the business across all Operating segments, more than compensating restructuring expenses which will drive operational synergies and efficiency gains over the medium term. As a consequence, consolidated EBITDA totalized CLP 83,488 million, growing 13.4%, and EBITDA margin contracted 20 bps. Excluding the restructuring expenses mentioned above, which amounted to CLP 9,656 million in the quarter, EBITDA would have expanded 21.3% and EBITDA margin would have risen 59 bps. Net income recorded a gain of CLP 16,271 million, 5.0% above last year.

The stronger financial performance was mostly driven by a 16.3% EBITDA growth in the Chile Operating segment, alongside EBITDA expansion in the International Business Operating segment. On the other hand, the Wine Operating segment contracted EBITDA mainly due to industry headwinds, which we are actively addressing through innovations, restructuring and efficiencies.

As of September 2026, CCU’s net cash flow from operating activities increased by 60,3%, backed by EBITDA growth and disciplined working capital management. At the same time, we maintained a prudent CAPEX allocation, focusing on our transformation projects that drive medium-term efficiencies.

As we advance toward the execution of our 2027-2030 Strategic Plan under our “Vamos por Más” strategy, anchored in the “FAST” framework, we have defined six strategic priorities to accelerate our top line, and to deliver profitable and sustainable growth across the region. These are: (i) revitalizing volume trends in alcoholic beverages by unlocking new consumption occasions while promoting responsible consumption, (ii) strengthening our market position in challenger categories and geographies through customized commercial strategies, (iii) capitalizing on the conscious wellness trends by expanding our “Better for you” portfolio in alcoholic and non-alcoholic categories, (iv) developing our multicategory portfolio around consumption occasions, (v) transforming our commercial route-to-market and revenue growth management capabilities through advanced analytics, and (vi) accelerating end-to-end logistics and industrial transformation to optimize our cost-to-serve and enhance supply chain agility. These priorities will be enabled by our digital transformation, talent and culture alignment and a more agile and redefined role of the corporate center. We are confident that this roadmap will reinforce CCU’s regional footprint.

In addition to our positive financial results, during the quarter we made progress in sustainability and innovation. In Chile, CCU secured first place in the beverage sector in Merco Talento 2026, confirming our position among the national top 10 in talent attraction and retention. Our social impact and environmental commitment were also recognized, reaching first place in the Beverage category of the Ipsos 2026 Corporate Sustainability Monitor.

In parallel, our focus on innovation and adapting to evolving consumer preferences around conscious wellness, was reflected in several recent launches within our “Better for You” portfolio. In Chile, in non-alcoholic beverages, we reinforced our functional hydration proposition with new varieties in Gatorade and Gatorlit. In alcoholic categories, we expanded the offering of our leading brands within flavored low-alcohol ready-to-drink portfolio, adding new styles of Stones and Gin Kantal.

Furthermore, in Argentina, we strengthened our multicategory strategy by initiating the distribution of Pernod Ricard’s portfolio in the northern region, together with the nationwide distribution of Pura Frutta juices. On the brand side, we introduced the Chilean brand Stones, and added a new variety of Schneider Remix Pomelo to continue enhancing our low-alcohol flavored lineup across the region. Finally, In Colombia, we launched the beer brand Mítica, a premium “easy lager” with two styles, Ligera and Original to broaden our portfolio in the growing Colombian beer market.

Our “FAST” framework is key to navigating a challenging and volatile environment with resilience. By executing this we are confident in our ability to move forward in our six strategic priorities to accelerate our top line and to deliver profitable and sustainable growth for CCU, “Vamos por Más".

3Q26 PRESS RELEASE

HIGHLIGHTS BY OPERATING SEGMENTS & JVs and ASSOCIATES – THIRD QUARTER

CHILE OPERATING SEGMENT

The Chile Operating segment expanded top line by 6.0%, led by 5.0% higher volumes and 1.0% higher average prices. Non-alcoholic categories grew high-single digits, representing 68.9% of total volumes (67.8% in 3Q25), and alcohol categories (beer and spirits) posted a low-single-digit increase, accounting for 31.1% of total volumes (32.2% in 3Q25). During the quarter, we gained overall market share in alcoholic and no alcoholic categories, supported by brand equity, driven by brands such as Royal Guard and Heineken in beer, and Pepsi, Manantial and Mas in non-alcoholic. Flavored low-alcohol ready-to-drink products - led by brands such as Stones in beer and Mistral Ice and Kantal in spirits- continue in a strong momentum, with volumes growing double digits and representing 6.6% of total alcohol in the quarter. Average prices rose due to revenue growth management in all categories, partially offset by mix effects. Direct profit increased 5.6%, and Total expenses grew 2.5%, below inflation, improving 151 bps as a percentage of Net sales, originated by efficiencies, which more than offset higher oil prices and restructuring expenses. Altogether, EBITDA totalized CLP 73,009 million, a 16.3% increase, and EBITDA margin expanded 141 bps, reaching 15.9%.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, Net sales increased 52.8%, boosted by 46.4% higher average prices in CLP, and 4.4% higher volumes. Higher average prices in CLP, were the result of revenue growth management, mainly through pricing actions in Argentina in line with inflation in local currency on a year-to-date basis, and a positive effect from hyperinflation accounting. Volumes in this segment were larger than last year mainly explained by Argentina, boosted by a low-teens volume expansion in alcoholic categories, due to a weak comparison base in 3Q25, gaining market share versus last year in beer, partially offset by a mid-single-digit contraction in non-alcoholic categories in this country. Direct margin decreased 108 bps, reflecting higher cost pressures in raw materials. Total expenses as a percentage of Net sales contracted 97 bps. EBITDA reached CLP 11,919 million, up by 74.1% versus 3Q25, and EBITDA margin improved 59 bps.

WINE OPERATING SEGMENT

The Wine Operating segment posted a Net sales expansion of 3.4%, mostly driven by a 4.9% increase in volumes as average prices contracted 1.4%. Higher volumes were explained by the Argentine domestic market, more than doubling volumes versus last year, fueled by a strong performance of our brand Colón Selecto Dulce, from a fruit flavored brand extension innovation. Chile domestic market and exports, contracted 4.5% and 1.9%, respectively, in line with industry trends. The decline in average prices was associated with a stronger CLP against the USD which impacted negatively export revenues and mix effects. Direct profit grew 2.0%, and Direct margin contracted 68 bps. Total expenses rose 15.1%, and as a percentage of Net sales were up 463 bps, mostly due to higher restructuring expenses. Altogether, EBITDA reached CLP 7,106 million, a 35.5% decrease. Isolating restructuring charges, EBITDA was down 11.0%. During the quarter, we kept pursuing efficiencies and continued accelerating high-margin innovation backed by our multicategory production capabilities, to gradually recover scale and profitability in this challenging scenario for the wine industry.

JOINT VENTURES & ASSOCIATES

Regarding our main JVs and associated businesses, in Colombia, first we want to express our deepest sympathies and solidarity with the people affected by the recent earthquake. Regarding our performance, we posted low-single-digit volume growth during the quarter, impacted by temporary route-to-market disruptions in certain affected regions.

3Q26 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – THIRD QUARTER (Exhibit 1 & 2)
•	Net sales increased 15.5%, mostly as a result of a 10.6% increase in average prices in CLP and 4.4% growth in consolidated volumes. Average prices in CLP were driven by revenue growth management and positive effects from hyperinflation accounting in Argentina. By Operating segment average prices were as follows: (i) a 1.0% increase in the Chile Operating segment, backed by revenue growth management across all categories, partially offset by mix effects; (ii) a 46.4% increase in the International Business Operating segment supported by pricing actions in line with inflation in Argentina in local currency on a year-to-date basis, and a positive effect from hyperinflation accounting; and (iii) a 1.4% decrease in the Wine Operating segment, associated with a stronger CLP against the USD which impacted negatively export revenues and mix effects. Volume performance by Operating segment was as follows: (i) 5.0% growth in the Chile Operating segment, due to high-single-digit growth in non-alcoholic categories (representing 68.9% of total segment volumes) and low-single-digit growth in alcoholic categories (beer and spirits), (representing 31.1% of total segment volumes). Flavored low-alcohol ready-to-drink products continuing their strong momentum by growing double digits in the quarter and representing 6.6% of total alcohol in 3Q26; (ii) in the International Business Operating segment, volumes were up 4.4%, mainly explained by Argentina, boosted by a low-teens volume expansion in alcoholic categories, due to a weak comparison base in 3Q25, gaining market share versus last year in beer, partially offset by a mid-single-digit contraction in non-alcoholic categories in this country and, (iii) a 4.9% rise in the Wine Operating segment, explained by the Argentine domestic market, more than doubling volumes versus last year, fueled by a strong performance of our brand “Colón Selecto Dulce”, from a fruit flavored brand extension innovation. Chile domestic market and exports, contracted 4.5% and 1.9%, respectively, in line with industry trends.
•	Direct costs increased 13.7% driven by an 8.9% expansion in Direct cost per hectoliter, which breaks down as follows: (i) the Chile Operating segment expanded 1.4%, fueled by higher costs pressures mainly coming from higher prices in aluminum and PET, partially offset by mix effects in the portfolio, and lower prices in sugar, and fruit pulp; (ii) the International Business Operating segment posted a 50.3% increase due to cost pressures coming from the depreciation of the ARS against the USD, impacting USD-linked costs, a negative effect from hyperinflation accounting in Argentina, and higher price in raw materials, mainly aluminum, and (iii) the Wine Operating segment was practically flat, decreasing 0.1%, due to mix effects.
•	Direct profit reached CLP 432,801 million, a 16.8% increase, and Direct margin was higher by 67 bps.
•	Total expenses, which encompass Manufacturing costs and MSD&A expenses, jumped 18.5% in CLP, largely explained by higher restructuring expenses by CLP 6,505 million, and negative effects from hyperinflation accounting in Argentina. As a percentage of Net sales, Total expenses increased 132 bps. The performance by Operating segment was as follows: (i) a 2.5% expansion in the Chile Operating segment, below inflation, improving 151 bps relative to Net sales, originated by efficiencies, which more than offset higher oil prices and restructuring charges, (ii) a 50.3% increase in the International Business Operating segment, rising 97 bps as percentage of Net sales, mostly driven by negative impact from hyperinflation accounting in Argentina, as in local currency Total expenses grew in line with inflation in this country, and (iii) a 15.1% increase in the Wine Operating segment, increasing 463 bps as percentage of Total sales, mostly explained by higher restructuring expenses.
•	EBIT reached CLP 38,512 million, a 5.8% expansion versus last year, explained by the reasons described above.
•	EBITDA reached CLP 83,488 million, a 13.4% expansion, and EBITDA margin contracted 20 bps. Excluding the restructuring expenses mentioned above, EBITDA would have expanded 21.3% and EBITDA margin would have risen 59 bps. The higher consolidated EBITDA was mostly led by our main Operating segment, Chile, which expanded EBITDA 16.3% and rose EBITDA margin by 141 bps. The International Business Operating segment, posted a 74.1% higher EBITDA. The Wine Operating segment contracted EBITDA by 35.5%, mostly due to restructuring expenses. Isolating restructuring charges, EBITDA was down 11.0% in this Operating segment.
•	Non-operating result totalized a loss of CLP 23,055 million in 3Q26, versus a loss of CLP 28,011 million last year. The lower loss was explained by: (i) a higher gain in Foreign currency exchange differences by CLP 6,335 million, mainly in Argentina, due to a lower depreciation of the ARS against the USD in 3Q26 versus 3Q25, (ii) a higher gain by CLP 2,916 million in Equity and income of JVs and associated, driven by a better financial result in Colombia, mostly due to payments related to claims regarding the Consumption tax (ICO, Impuesto al Consumo) basis determination criteria in 3Q25. These effects were partially offset by a higher loss in Other gains/(losses) by CLP 1,848 million mainly due to a lower result in derivative contracts, specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance positions, and (ii) a higher loss in Net financial expenses by CLP 2,364 million due to lower interest rates and lower Cash and cash equivalents, which decreased our Financial income. Results as per adjustment units were practically flat versus last year.
•	Income taxes[3] reached a gain of CLP 718 million versus a gain of CLP 12,304 million last year. The lower positive Income taxes was due to a higher Income before taxes in 3Q26 versus 3Q25.
•	Net income reached CLP 16,271 million versus CLP 15,496 million last year, expanding 5.0%. During the quarter, Net income registered a positive impact of CLP 2,376 million driven by lower Non-controlling interests, as we fully consolidated Aguas CCU Chile SpA following the acquisition of the remaining 49.9% stake in June 2026.

3 For further information regarding impacts on Income taxes related to recent changes in Chilean tax law, see “Note 36 Subsequent Events” of our consolidated financial statements as of September 2026.

3Q26 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – 9 MONTHS (Exhibit 2 & 4)
•	Net sales were up 6.4%, mainly as a result of a 4.6% expansion in average prices in CLP, while volumes were up by 1.7%. The higher average prices in CLP were driven by revenue growth management across all Operating segments, and breaks down as follows: (i) flat average prices in the Chile Operating segment as a consequence of mix effects in the portfolio, partially offset by revenue growth management in all categories, (ii) 17.7% increase in the International Business Operating segment driven by revenue growth management in Argentina, supported by pricing actions in line with inflation in this country in local currency on a year-to-date basis, and a positive effect from hyperinflation accounting, and (iii) a 1.0% decrease in the Wine Operating segment, mainly due to the appreciation of the CLP against the USD and its negative impact on export revenues, and mix effects, partially compensated by revenue growth management. Regarding volumes, the breakdown was as follows: (i) a 3.8% expansion in the Chile Operating segment, explained by a mid-single-digit growth in non-alcoholic categories, outweighing the low-single-digit decrease in alcoholic categories, (beer and spirits); flavored low-alcohol ready-to-drink products grew double digits, representing 7.8% of total alcohol as of September, (ii) a 1.3% decrease in the International Business Operating segment, mostly caused by Argentina, where non-alcoholic categories dropped low-single digits while alcoholic categories volumes were flat, and a difficult business scenario in Bolivia, and (iii) a 4.9% contraction in the Wine Operating segment, where Chile domestic volumes contracted 6.1% and exports decreased 10.4%, partially compensated by growth in the Argentine domestic market, fueled by a strong performance in 3Q26 of our brand “Colón Selecto Dulce”, from a fruit flavored brand extension innovation.
•	Direct cost grew 5.7%, as a consequence of 3.9% increase in Cost of sales per hectoliter in CLP, which breaks down as follows: (i) a 3.9% decrease in the Chile Operating segment, explained by mix effects in the portfolio, the accumulated appreciation of the CLP against the USD and its favorable impact on USD-denominated costs, and lower prices in sugar, PET and fruit pulp, partially counterbalanced by higher prices in aluminum, (ii) a 23.2% expansion in the International Business Operating segment, mostly driven by cost pressures coming from the depreciation of the ARS against the USD, impacting USD-linked costs, higher aluminum prices and a negative effect from hyperinflation accounting; and (iii) a 6.0% increase in the Wine Operating segment, mainly due to higher cost of wine and higher prices in packaging materials.
•	Direct profit, as a result of the above, reached CLP 1,261,545 million, a 6.9% expansion, and Direct margin was higher by 27 bps, reaching 57.7%.
•	Total expenses, which include Manufacturing costs and MSD&A expenses, were up 6.6%, largely explained by higher restructuring expenses by CLP 15,217 million, and negative effects from hyperinflation accounting in Argentina, although as a percentage of Net sales, were almost flat. The breakdown per operating segment was as follows: (i) in the Chile Operating segment, Total expenses expanded 3.0%, below inflation, and relative to Net sales, improved 40 bps, attributable to ongoing efficiencies, which more than offset higher distribution expenses stemming from higher oil prices, and larger restructuring expenses, (ii) in the International Business Operating segment Total expenses in CLP were up 13.3%, and as a proportion of Net sales decreased 167 bps, the latter due to efficiencies which more than offset restructuring expenses and a negative impact from hyperinflation accounting, and (iii) in the Wine Operating segment, Total expenses were up 1.2%, and as a percentage of Net sales deteriorated 325 bps, mainly due the lower business scale and higher restructuring expenses.
•	EBIT reached CLP 120,848 million an 8.9% increase compared to last year.
•	EBITDA reached CLP 246,722 million, up 9.7% compared to last year, and EBITDA margin was up 33 bps. Excluding the restructuring expenses mentioned above, EBITDA would have expanded 15.7% and EBITDA margin would have risen 100 bps. By Operating segment, the higher EBITDA was mostly explained by the Chile Operating segment which was up 17.2%, and to a lesser extent the International Business Operating segment which rose EBITDA 37.0%. This was partially offset by a 49.2% reduction in the Wine Operating segment. Isolating restructuring charges, EBITDA was down 33.5% in this Operating segment.
•	Non-operating result totalized a loss of CLP 71,004 million, versus a loss of CLP 84,952 million last year. The lower loss was explained by: (i) a lower loss in Other gains/(losses) by CLP 10,052 million, mostly caused by derivative contracts, specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance positions, partially offset by a non-recurrent negative effect of CLP 6,068 million in 2Q26, from an impairment loss related to Bolivia[4], (ii) a lower loss in Foreign currency exchange differences by CLP 6,512 million, mainly in Argentina, due to a lower depreciation of the ARS against the USD in 2026 versus 2025, and (iii) a lower loss by CLP 5,028 million in Equity and income of JVs and associated, from a better financial result in Colombia, mostly due to payments related to claims regarding the Consumption tax (ICO, Impuesto al Consumo) basis determination criteria in 2025. These effects were partially compensated by: (i) a higher Net financial expenses by CLP 5,741 million due to lower interest rates and lower Cash and cash equivalents, which decreased our Financial income, partially offset by lower Financial expenses, due to a lower debt and, (ii) a higher loss of CLP 1,903 million in Results as per adjustment units due to higher accumulated inflation in 2026 versus 2025, and its impact on inflation linked liabilities.
•	Income taxes[3] totaled a gain of CLP 4,897 million versus a gain of CLP 44,978 million last year. The lower gain in taxes was mainly associated with a non-recurring positive tax effect in Argentina in 2025[5], and a higher Income before taxes.
•	Net income reached a gain of CLP 49,415 million, decreasing 20.4%, explained by negative non-operating impacts in Income taxes, while our operating results expanded versus last year. As of September 2026, Net income registered a positive impact of CLP 5,615 million driven by lower Non-controlling interests, as we fully consolidated Aguas CCU Chile SpA following the acquisition of the remaining 49.9% stake in June 2026.

4 For more information see “Note 18: Goodwill”, of our Consolidated Financial Statement as of September 30, 2026.

5 For more information see “Note 25: Income taxes - Effective Rate”, of our Consolidated Financial Statement as of September 30, 2026.

3Q26 PRESS RELEASE

THIRD QUARTER’S 2026 CONFERENCE CALL INFORMATION

CCU is hosting a conference call with investors and analysts to discuss third quarter 2026 operating results on November 4th, 2026, at 12:00 pm SCL time (10:00 am NY time) where senior management will discuss CCU’s financial results, and this will be followed by a question and answer session. To connect use the following link: https://mm.closir.com/slides?id=303056. For cellphone access, please use the following Access Numbers with the Participant Password: 303056

Location / Number

USA Brazil Chile Mexico UK	+1 718 866 4614 +55 612 017 1549 +56 228 401 484 +52 55 1168 9973 +44 203 984 9844

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits, wine and water industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A., Fábrica de Envases Plásticos S.A. y La Barra S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.

3Q26 PRESS RELEASE

•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

ARS

Argentine peso.

CLP

Chilean peso.

Direct costs

Direct costs represents variable costs of raw materials and packaging

Manufacturing costs

Manufacturing costs represents operational costs and plant overhead expenses incurred within production facilities

Cost of sales

Cost of sales includes Direct costs and Manufacturing costs.

Direct profit

Direct profit represents the difference between Net sales and Direct costs

Direct margin

Direct profit as a percentage of Net sales

Gross profit

Gross profit represents the difference between Net sales and Cost of sales

Gross margin

Gross profit as a percentage of Net sales

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Total expenses

Total expenses includes MSD&A expenses and Manufacturing costs

Liquidity ratio

Total current assets / Total current liabilities

Earnings per Share (EPS)

Net income attributable to the equity holders of the parent divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

3Q26 PRESS RELEASE

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

3Q26 PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Third Quarter 2026)
Third Quarter	2026	2025	Total Δ % / bps
	(CLP million)
Net sales	760,388	658,628	15.5
Cost of sales	(431,233)	(378,692)	13.9
% of Net sales	56.7	57.5	(78) bps
Direct costs	(327,587)	(288,182)	13.7
Manufacturing costs	(103,645)	(90,510)	14.5
Gross profit	329,156	279,936	17.6
% of Net sales	43.3	42.5	78 bps
MSD&A	(290,745)	(242,434)	19.9
% of Net sales	38.2	36.8	143 bps
Other operating income/(expenses)	101	(1,110)	109.1
EBIT	38,512	36,392	5.8
EBIT margin %	5.1	5.5	(46) bps
Net financial expenses	(17,302)	(14,938)	15.8
Equity and income of JVs and associated	(2,441)	(5,357)	(54.4)
Foreign currency exchange differences	(3,015)	(9,350)	67.8
Results as per adjustment units	(2,636)	(2,553)	3.2
Other gains/(losses)	2,339	4,187	(44.1)
Non-operating result	(23,055)	(28,011)	(17.7)
Income/(loss) before taxes	15,457	8,381	84.4
Income taxes	718	12,304	(94.2)
Net income for the period	16,175	20,686	(21.8)

Net income attributable to:
The equity holders of the parent	16,271	15,496	5.0
Non-controlling interest	96	(5,189)	(101.9)

EBITDA	83,488	73,635	13.4
EBITDA margin %	11.0	11.2	(20) bps

Total expenses	(394,390)	(332,944)	18.5
% of Net sales	51.9	50.6	132 bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	44.0	41.9	5.0
Earnings per ADR (CLP)	88.1	83.9	5.0

Depreciation	44,976	37,243	20.8
Capital Expenditures	30,541	43,580	(29.9)

3Q26 PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Nine months ended on September 30, 2026)
YTD as of September	2026	2025	Total Δ % / bps
	(CLP million)
Net sales	2,187,705	2,056,212	6.4
Cost of sales	(1,218,196)	(1,157,263)	5.3
% of Net sales	55.7	56.3	(60) bps
Direct costs	(926,160)	(876,136)	5.7
Manufacturing costs	(292,037)	(281,127)	3.9
Gross profit	969,508	898,949	7.8
% of Net sales	44.3	43.7	60 bps
MSD&A	(848,190)	(788,911)	7.5
% of Net sales	38.8	38.4	40 bps
Other operating income/(expenses)	(471)	898	(152.4)
EBIT	120,848	110,936	8.9
EBIT margin %	5.5	5.4	13 bps
Net financial expenses	(42,108)	(36,367)	15.8
Equity and income of JVs and associated	(7,912)	(12,940)	(38.9)
Foreign currency exchange differences	(1,365)	(7,877)	(82.7)
Results as per adjustment units	(16,948)	(15,045)	12.6
Other gains/(losses)	(2,670)	(12,723)	(79.0)
Non-operating result	(71,004)	(84,952)	(16.4)
Income/(loss) before taxes	49,845	25,983	91.8
Income taxes	4,897	44,978	(89.1)
Net income for the period	54,741	70,961	(22.9)

Net income attributable to:
The equity holders of the parent	49,415	62,056	(20.4)
Non-controlling interest	(5,327)	(8,905)	(40.2)

EBITDA	246,722	225,007	9.7
EBITDA margin %	11.3	10.9	33 bps

Total expenses	(1,140,226)	(1,070,038)	6.6
% of Net sales	52.1	52.0	8 bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	133.7	167.9	(20.4)
Earnings per ADR (CLP)	267.5	335.9	(20.4)

Depreciation	125,874	114,071	10.3
Capital Expenditures	112,371	112,809	(0.4)

3Q26 PRESS RELEASE

Exhibit 3: Segment Information (Third Quarter 2026)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment			4. Other/eliminations			Total
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %

Volumes	5,349	5,096	5.0	2,766	2,650	4.4	374	357	4.9	(48)	(17)	182.4	8,441	8,086	4.4
Net sales	460,186	434,114	6.0	247,446	161,979	52.8	78,577	75,991	3.4	(25,820)	(13,456)	91.9	760,388	658,628	15.5
Net sales (CLP/HL)	86,025	85,183	1.0	89,475	61,123	46.4	209,866	212,928	(1.4)				90,083	81,453	10.6
Cost of sales	(257,877)	(243,986)	5.7	(141,994)	(94,693)	50.0	(51,143)	(46,373)	10.3	19,782	6,361	211.0	(431,233)	(378,692)	13.9
% of Net sales	56.0	56.2	(17) bps	57.4	58.5	(108) bps	65.1	61.0	406 bps				56.7	57.5	(78) bps
Direct costs	(204,603)	(192,169)	6.5	(102,726)	(65,500)	56.8	(38,977)	(37,177)	4.8	18,718	6,664	180.9	(327,587)	(288,182)	13.7
Manufacturing costs	(53,275)	(51,816)	2.8	(39,269)	(29,194)	34.5	(12,166)	(9,196)	32.3	1,064	(303)	450.4	(103,645)	(90,510)	14.5
Gross profit	202,308	190,128	6.4	105,451	67,286	56.7	27,434	29,617	(7.4)	(6,038)	(7,095)	(14.9)	329,156	279,936	17.6
% of Net sales	44.0	43.8	17 bps	42.6	41.5	108 bps	34.9	39.0	(406) bps				43.3	42.5	78 bps
MSD&A	(153,163)	(149,493)	2.5	(109,944)	(70,052)	56.9	(23,634)	(21,903)	7.9	(4,003)	(986)	(306.1)	(290,745)	(242,434)	19.9
% of Net sales	33.3	34.4	(115) bps	44.4	43.2	118 bps	30.1	28.8	125 bps				38.2	36.8	143 bps
Other operating income/(expenses)	790	(133)	>500	(591)	(1,262)	53.1	(249)	167	(249.1)	152	118	28.5	101	(1,110)	109.1
EBIT	49,935	40,502	23.3	(5,084)	(4,028)	26.2	3,551	7,881	(54.9)	(9,890)	(7,963)	24.2	38,512	36,392	5.8
EBIT margin	10.9	9.3	152 bps	(2.1)	(2.5)	43 bps	4.5	10.4	(585) bps				5.1	5.5	(46) bps
EBITDA	73,009	62,756	16.3	11,919	6,845	74.1	7,106	11,024	(35.5)	(8,546)	(6,990)	(22.3)	83,488	73,635	13.4
EBITDA margin	15.9	14.5	141 bps	4.8	4.2	59 bps	9.0	14.5	(546) bps				11.0	11.2	(20) bps
Total expenses	(206,438)	(201,309)	2.5	(149,213)	(99,246)	50.3	(35,800)	(31,100)	15.1	(2,940)	(1,289)	128.0	(394,390)	(332,944)	18.5
% of Net sales	44.9	46.4	(151) bps	60.3	61.3	(97) bps	45.6	40.9	463 bps				51.9	50.6	132 bps

3Q26 PRESS RELEASE

Exhibit 4: Segment Information (Nine months ended on September 30, 2026)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment			4. Other/eliminations			Total
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %

Volumes	16,736	16,116	3.8	8,180	8,288	(1.3)	964	1,014	(4.9)	(84)	(53)	57.7	25,796	25,365	1.7
Net sales	1,391,301	1,339,156	3.9	634,877	546,337	16.2	199,945	212,456	(5.9)	(38,418)	(41,736)	(7.9)	2,187,705	2,056,212	6.4
Net sales (CLP/HL)	83,135	83,094	0.0	77,613	65,920	17.7	207,402	209,504	(1.0)				84,809	81,065	4.6
Cost of sales	(750,441)	(749,997)	0.1	(355,574)	(301,225)	18.0	(133,999)	(131,708)	1.7	21,817	25,666	(15.0)	(1,218,196)	(1,157,263)	5.3
% of Net sales	53.9	56.0	(207) bps	56.0	55.1	87 bps	67.0	62.0	502 bps				55.7	56.3	(60) bps
Direct costs	(592,998)	(594,103)	(0.2)	(249,799)	(205,356)	21.6	(102,898)	(102,153)	0.7	19,535	25,476	(23.3)	(926,160)	(876,136)	5.7
Manufacturing costs	(157,443)	(155,894)	1.0	(105,775)	(95,868)	10.3	(31,101)	(29,555)	5.2	2,282	189	1,104.3	(292,037)	(281,127)	3.9
Gross profit	640,860	589,158	8.8	279,303	245,112	13.9	65,947	80,748	(18.3)	(16,601)	(16,070)	3.3	969,508	898,949	7.8
% of Net sales	46.1	44.0	207 bps	44.0	44.9	(87) bps	33.0	38.0	(502) bps				44.3	43.7	60 bps
MSD&A	(475,322)	(458,515)	3.7	(301,157)	(263,411)	14.3	(61,504)	(61,946)	(0.7)	(10,207)	(5,040)	102.5	(848,190)	(788,911)	7.5
% of Net sales	34.2	34.2	(8) bps	47.4	48.2	(78) bps	30.8	29.2	160 bps				38.8	38.4	40 bps
Other operating income/(expenses)	272	313	(12.9)	(1,918)	(1,661)	(15.4)	496	762	(34.9)	679	1,484	(54.3)	(471)	898	(152.4)
EBIT	165,810	130,956	26.6	(23,771)	(19,960)	19.1	4,939	19,564	(74.8)	(26,129)	(19,625)	33.1	120,848	110,936	8.9
EBIT margin	11.9	9.8	214 bps	(3.7)	(3.7)	(9) bps	2.5	9.2	(674) bps				5.5	5.4	13 bps
EBITDA	233,768	199,461	17.2	20,455	14,936	37.0	14,692	28,902	(49.2)	(22,193)	(18,292)	21.3	246,722	225,007	9.7
EBITDA margin	16.8	14.9	191 bps	3.2	2.7	49 bps	7.3	13.6	(626) bps				11.3	10.9	33 bps
Total expenses	(632,765)	(614,409)	3.0	(406,932)	(359,279)	13.3	(92,605)	(91,501)	1.2	(7,925)	(4,851)	63.4	(1,140,226)	(1,070,038)	6.6
% of Net sales	45.5	45.9	(40) bps	64.1	65.8	(167) bps	46.3	43.1	325 bps				52.1	52.0	8 bps

3Q26 PRESS RELEASE

Exhibit 5: Balance Sheet
	September 30	December 31
	2026	2025
	(CLP million)
ASSETS
Cash and cash equivalents	349,171	519,176
Other current assets	980,762	991,921
Total current assets	1,329,932	1,511,097

PP&E (net)	1,537,915	1,460,213
Other non current assets	788,574	674,077
Total non current assets	2,326,489	2,134,290
Total assets	3,656,421	3,645,387

LIABILITIES
Short term financial debt	214,348	198,524
Other liabilities	552,151	597,126
Total current liabilities	766,498	795,650

Long term financial debt	1,112,964	1,083,016
Other liabilities	152,938	150,260
Total non current liabilities	1,265,901	1,233,276
Total Liabilities	2,032,400	2,028,926

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(115,415)	(112,902)
Retained earnings	1,046,846	1,022,139
Total equity attributable to equity holders of the parent	1,494,124	1,471,930
Non - controlling interest	129,898	144,531
Total equity	1,624,022	1,616,461
Total equity and liabilities	3,656,421	3,645,387

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,327,311	1,281,541

Net Financial Debt	978,141	762,365

Liquidity ratio	1.74	1.90
Total Financial Debt / Capitalization	0.45	0.44
Net Financial Debt / EBITDA	2.46	2.03

3Q26 PRESS RELEASE

Exhibit 6: Summary of the Statement of Cash Flow
	As of September 30 of
YTD September	2026	2025
	(CLP million)
Cash and cash equivalents at beginning of the year	519,176	707,123
Net cash inflows from operating activities	181,536	113,244
Net cash (outflow) from investing activities	(289,009)	(115,999)
Net cash (outflow) flow from financing activities	(70,966)	(173,744)
Net (decrease) increase in cash and cash equivalents	(178,439)	(176,498)
Effects of exchange rate changes on cash and cash equivalents	8,433	(31,840)
Increase (decrease) in cash and cash equivalents	(170,005)	(208,338)
Cash and cash equivalents at end of the period	349,171	498,785

Third Quarter	2026	2025
	(CLP million)
Cash and cash equivalents at beginning of the period	346,974	511,260
Net cash inflows from operating activities	16,536	15,075
Net cash (outflow) from investing activities	(30,388)	(50,519)
Net cash (outflow) flow from financing activities	6,504	15,292
Net (decrease) increase in cash and cash equivalents	(7,348)	(20,152)
Effects of exchange rate changes on cash and cash equivalents	9,545	7,676
Increase (decrease) in cash and cash equivalents	2,196	(12,476)
Cash and cash equivalents at end of the period	349,171	498,785

3Q26 PRESS RELEASE

Exhibit 7: Impact on quarterly EBITDA and EBIT from the application of IAS 29 from IFRS in accumulated results in Argentina

Third Quarter	2026	2025
	(CLP million)
Consolidated EBITDA	83,488	73,635
Impact of IAS 29 in accumulated results in Argentina	646	(452)
Impact of IAS 29 in the International Business Operating segment	518	(350)
Impact of IAS 29 in the Wine Operating segment	128	(102)
Consolidated EBITDA excluding the impact of IAS 29	82,842	74,088

Third Quarter	2026	2025
	(CLP million)
Consolidated EBIT	38,512	36,392
Impact of IAS 29 in accumulated results in Argentina	(1,328)	399
Impact of IAS 29 in the International Business Operating segment	(1,392)	459
Impact of IAS 29 in the Wine Operating segment	63	(60)
Consolidated EBIT excluding the impact of IAS 29	39,840	35,994

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: November 3, 2026